UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Sepracor Inc.

(Name of Subject Company)

Sepracor Inc.

(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

817315104
(CUSIP Number of Class of Securities)

Andrew I. Koven, Esq.
Executive Vice President, General Counsel and Corporate Secretary
Sepracor Inc.

84 Waterford Drive
Marlborough, Massachusetts 01752

(508) 481-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices
 and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

William J. Grant, Jr. Russell L. Leaf Adam M. Turteltaub Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Hal J. Leibowitz Susan W. Murley Lia Der Marderosian Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a transcript of a conference call hosted by Dainippon Sumitomo Pharma Co., Ltd. (“DSP”) on September 3, 2009 regarding the proposed acquisition of Sepracor Inc. (“Sepracor”).

FINAL TRANSCRIPT

Thomson StreetEvents SM

450600.T - DAINIPPON SUMITOMO PHARMA CO LTD Merger & Acquisition Announcement to Acquire Sepracor Conference Call

Event Date/Time: Sep. 03. 2009 / 10:00AM GMT

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FINAL TRANSCRIPT

Sep. 03. 2009 / 10:00AM, 450600.T - DAINIPPON SUMITOMO PHARMA CO LTD Merger & Acquisition Announcement to Acquire Sepracor Conference Call

CORPORATE PARTICIPANTS

Masayo Tada

Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

Hiroshi Nomura

Dainippon Sumitomo Pharma Co. Ltd. - Executive Officer

Yutaka Takeuchi

Dainippon Sumitomo Pharma Co. Ltd. - Executive Officer, Chief Director of Business Strategy

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Hidemaru Yamaguchi

Citigroup - Analyst

Ryoichi Urushihara

Nomura Securities - Analyst

Mr. Sawada

JP Morgan Asset Management - Analyst

Fumiyoshi Sakai

Credit Suisse - Analyst

Hiroshi Tanaka

Mizuho Securities - Analyst

Shinichiro Muraoka

Morgan Stanley - Analyst

Yasuhiro Nakazawa

Mitsubishi UFJ - Analyst

Mr. Kaneko

- Analyst

Samuel Law

Deutsche Asset Management - Analyst

PRESENTATION

Unidentified Company Representative

(Interpreted) Thank you very much for coming to the explanation meeting for the acquisition of Sepracor. I would like to extend my heartfelt gratitude for coming despite very late in the evening. We would like to introduce the members from our Company - Masayo Tada, the Representative Director, President and Chief Executive Officer and also Yutaka Takeuchi, the Executive Director of Strategic Planning and Business Development, as well as Hiroshi Nomura, the Corporate Planning, Finance and Accounting. And Tada is going to explain according to the materials at hand.

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Thank you very much, ladies and gentlemen. In spite of your busy schedule and in spite of the busy — of the short notice announcement late at night, still we have so many people. We express our gratitude to all of you. Already Nikkei newspaper has reported according to their speculation so you may be aware of the agreement. But just our Company has agreed with Sepracor in US regarding the TOB and the agreement on acquisition. And we reached agreement and we will explain the background and also the contents of the agreement. We would like to explain so that you will understand the situation.

I hurt my hip joint and it is difficult for me to keep standing as I explain to you. So please allow me to explain to you while I sit. Thank you very much for your understanding.

Let me start explanation. First, objectives of acquisition. Please open page two. We have our mid-term plan and in February 2007 we announced our mid-term management plan for the next three years. In that we stated we want to strengthen our business basis as a global company. And looking ahead in 10 years and 15 years, we want to be a global company which is R&D based pharma. And also the overseas sales and domestic sales should be also the two pillars to support business.

And Lurasidone is going to be our first global product and this is under development which will be explained later. In US we have the Phase III study positive results and it would — submission to FDA I think we can do that ahead of the schedule. And we expect that we can start launching 2011 and we are preparing sales and marketing network for that.

Regarding sales and marketing platforms we had considered three options, in-house development or alliance or acquisition. The three options have been considered and as we acquired Sepracor, it is clear that we chose acquisition. By this decision we are sure that we will have a stronger platform in US and also realization of mid-term plan will be accelerated.

This slide two shows the first three years and also the next three years for take-off and we were showing here mid-term and long term plan. And this mid-term plan will be for the next five years. So in this background we have decided on this acquisition.

Now let me explain the purposes and significance of the acquisition. We had other options like in-house development and alliance, but compared to those options, acquisition will enable us to retain profit in-house and potential for Lurasidone can be achieved in a maximum manner.

The second aspect is we want to strengthen our overseas business basis and by the acquisition of Sepracor, about 40% of our sales will be from overseas.

The third point is in the — with the expansion of our pharma business and Sepracor’s first half 2009 at non-GAAP basis, excluding special one-time event, their operating margin is about 28%. So you can see Sepracor is a very profitable company and this will also contribute to the expansion of our ethical drugs business.

And also we can expand the development pipeline. We’ll have a stronger pipeline in US. They have a very strong pipeline which will be explained later. They have also in-house development and also some license-in. They have a continuous pipeline being established so far and that will contribute greatly to our future performance.

Next page, slide — page five. This is overview of Sepracor. Overview is already explained in the press release. In the following slides, we originally thought we are going to invite CEO of Sepracor. If he could explain directly to you, we thought that would be a very meaningful to you. But of course at the same time, the CEO of Sepracor is explaining at the same time on the US side. So he is quite busy unfortunately. Therefore he could not be here in person. What I explain to you now is prepared by Sepracor. So that English material was translated into Japanese and on behalf of the CEO of Sepracor I am explaining to you.

Overview is explained here. This has been already communicated to you but let me highlight some aspects. On the third line it talks about development of isomers and metabolites and Sepracor has been a pioneer in this field.

And then the fourth line below that Allegra, Clarinex, and Xyzal those three products — compounds are out-licensed and they are all isomers. They develop in-house and they out-license to major pharmas. Allegra is to Sanofi-Aventis, Clarinex to Schering-Plough and Xyzal to UCB. So they are licensed out to major pharmaceutical companies. And also cash and cash equivalents as of June 30 this year about $500m.

Next page, page six explains the continuous growth through business development. Established in 1984, Sepracor has developed various aspects and especially in 90s they have succeeded in developing isomers. And in the late — latter part of the 90s and also early part of 2000, Lunesta and then Xopenex, they have succeeded in developing those products. And they have succeeded in marketing.

On the right hand side you see a graph, ‘05, ‘06 you can see a drastic growth. Especially the blue part, Xopenex and light blue Lunesta, those are leading products supporting Sepracor’s business.

The sales network [has] strengthened and through launching of these products they have very strong marketing and sales platform in US market. And up to now, they have various business models. And they have licensed out some products and that has been promoted. And also in purple, except Canada business, there are some compounds and they are licensed-in. Stedesa in red is shown in the bottom. This is also licensed-in. In the past few years, there are some promising compounds licensed-in and that is the new business model now.

Next slide please. The Total Functional Capacity is the title. This company Sepracor is different from so-called bio-ventures. Some companies do not have a sales force or sometimes some specialty pharma do not have R&D. But Sepracor has full functions.

Marketing, for example. They cover primary physicians and also specialists. They have about 1,200 MRs in the marketing force. And also in R&D they originally started with isomers then they have other products. There are new compounds which will be explained in the CNS field. Against depression they have good candidates and there are six INDs after 2003.

And business development — this is a direct translation. So license-in products and that kind of business, they have been aggressively licensing-in products Omnaris, Alvesco, Stedesa. Those are licensed-in products. In CNS area or in respiratory area, they have focused and they have a unique strategy and very strong sales force. Therefore, they have been very successful in licensing-in products.

Regarding manufacturing, the Canada business is basically manufacturing business. And regarding the management I will explain later. They have promoted various innovations and they have a strong leadership in management.

Major products and sales force is slide eight. Total MR number 1,200. Lunesta and Omnaris covering primary care and 755 MRs. Other than that new product Brovana 150 MRs. Xopenex and Alvesco have MR number of 295. So by products they allocate MRs and they have the coverage nationwide.

Next is major pipeline products in slide nine. As I touched upon these points, on the right hand side, you see under FDA review and Phase III, Phase II and Phase I. And when you follow those bars, you see there is no disruption. You have continuous compounds in the pipeline other than licensed-in products. SEP for example, 225289 in Phase II and other SEP compounds are self-developed. Depression or insomnia, those are their focus areas. Neuropathic pain and — those are very strong therapeutic areas.

Next page is talking about the experienced management. The CEO, Mr. Adrian Adams, he used to be the CEO of Kos Pharmaceuticals. And he developed Kos into a very positive manner and he could sell it very well. So he has very good experience and good track record. I have seen him many times. He knows about discipline and passion and of course he is knowledgeable. He has wide experiences and he is a very capable and trustworthy person as management. And other people listed here are also high quality people, with very good experience. So they have a great management line up.

Let me talk about merits or advantages of acquisition. I mentioned four points as the meaning of acquisition and Expected Effects of Acquisition is the title of this slide. And I will explain in more detail about the significance of this.

The first, the potential to accelerate penetration and maximize sales of Lurasidone in the US and how we achieve that is explained. Sepracor has a strong sales and marketing network and synergies with existing products in the CNS area. And also if we have to start up ourselves it will take time and effort. But we can minimize time and cost required to build an extensive sales network in US.

And also the second point is establish international platform. As I said before overseas revenue contribution will be expanded to 40%. And in US we have only development capability. But this transaction will enable DSP to establish sales platform in this critically important market. So the infrastructure will be much strengthened and that also includes to a — regulatory affairs, IT and patent strategies. And they have a very strong legal team. So that kind of infrastructure can be obtained by this acquisition.

And as I said for the business development, license-in, that’s also very advantageous. In Canada, manufacturing and the sales network will be developed. We can expand our opportunity in in-license products. And also the expansion of R&D, they have the capability and we can take advantage of that.

Next page. Now expansion of the pharmaceutical business. Well, I touched upon before that Sepracor has a very strong cash generating capability. At the first half of 2009, 28% was the operating profit. So for the first half, that was the level. So they do have the cash generating power which is indicated by this operating profit margin of 28%. Now in 2010/2011, we are going to face a very severe situation. However we are expecting that by having this Sepracor in our family we will be able to do — have a contribution to revenues and profits.

And then the R&D expenses well, we are spending about JPY55b and then in a non-GAAP basis, Sepracor’s R&D expenses is about JPY25b. So in total, that will total up to the R&D of JPY80b as our Group. And that will be available to us. And because of the financial constraints there are some things that we were not able to do so. However, that will be changed. We think that we will be able to do more in the development of the strategic products and compounds.

And as for the development pipeline, as I mentioned that the Sepracor has the very — various pipeline in various stages, from the early to the late stages. And so we consider that we will be able to have the synergistic effects in CNS and respiratory and the allergy area.

Now about the synergy. Well, the CNS franchise will be able to be capitalized and thus we will be able to penetrate the market earlier. And then we will be able to push up our revenue. 700 plus people are in the business of the Lunesta, of the hypnotic. Of course they sell Lunesta and to be our schizophrenic agent is different. However, we think that we will be able to capitalize on their experiences by having some training. And by doing so we think that we will be able to expand the number of the MRs for — in the CNS area.

Now in terms of the cost synergy, of course comparing to do it on ourself — on our own, we will be able to minimize the cost for hiring new MRs. And also we think that we will be able to avoid the new investment for the infrastructure building in the United States for the sales.

Now the Lurasidone. Well, the primary objective is to do the sales of the Lurasidone after the successful development. And we consider that the acquisition will be very significant in having that sales system. And as for this schizophrenia, the PEARL 1 and PEARL 2, the Phase III studies, the two studies were carried out successfully. In the PEARL 1, 80 milligrams and then in the second PEARL 2, the 40 and 120 milligrams showed a very good result vis-a-vis the placebo.

And then from starting the end of the next year, we would like to start the PEARL 3 vis-a-vis the placebo. And as I said here, for the bipolar disorder Phase III study which we call PREVAIL it’s — it will be available in terms of the result at the end of next year.

And this has been shown before but I think it was in August 26, we announced the results of the PEARL 2. And this shows the efficacy in terms of the PANSS score vis-a-vis the placebo. For the 40 milligrams and 120 milligrams, it showed significant differences from 15 milligrams of Olanzapine. Likewise from the different index we compared, that is vis-a-vis the CGI-S which is the secondary endpoint, the same result has been shown.

And now about the weight change. This PEARL 2, the study duration was six weeks and there was a continuous multiple dosing through six weeks. And our Lurasidone was not different in terms of the weight gain vis-a-vis the placebo. However, with regard to the Olanzapine, the average of three kilograms was the weight gain. And as you know the Olanzapine has this problem.

And now for the TGD triglycerides has been measured as well. Compared to the Olanzapine, like in the case of the weight gain, there was differences from the Olanzapine.

Now next is the expansion of the pipeline in the West. And with regards to the licensing-in product, that is only limited to the US market. But the green ones shows the US market and Lurasidone as well. And our compounds are shown in green and the Sepracor’s compounds that are already in the market are in red. And the Lunesta and Stedesa are the ones that are going to be growing. And Stedesa is an anti-epilepsy compound which we expect highly.

And the last two pages show the overview of the acquisition and the financial impact.

Now about the acquisition price, $23 per share was the price that we agreed upon. And there was a premium over the closing price as of September 1. It was 27.6% . And the TOB has started from September 1 and if we will be able to see the smooth going we think that we will be able to conclude that in the mid October.

And then in the VOD of the Sepracor, it was yesterday, categorically the acquisition by our Company was agreed upon. And then in the premium we took the price at September 1. But there was a Nikkei newspaper article coming out and that was still when the market was — not before closing of the US market. So the stock price actually went up to the [stopping] level. And so that is why we had taken the closing price as of September 1. And I mentioned that the — it was categorically agreed upon on the part of Sepracor. That is because they have taken into the expectations of the changes in the stock price.

And then the — as far as the acquisition finance, the cash on hand is JPY50b and then the bridge loan JPY200b. However, as for the permanent finances, we haven’t decided what will be the one.

Now as far as the in-process R&D and the good — the impact on the goodwill or intangible assets that has not been finalized. So we would like to announce when it is finalized.

Now as for the impacts on EPS, because of the acquisition in the — at latest in the fiscal year ending March 2012 we will see some positive result. And as for the amortization of the goodwill, we think that we will be able to see a positive impact in the fiscal year ending March 2011. And there are very uncertainties so we will not be able to make a very definitive comment.

Now as for the shareholder returns and this is going to be a very big investment or a big borrowing to do the investment. So maybe there might be some suspicion or questioning coming out. However, we would like to take the policy to have the stable dividend payment. And also through this acquisition we think that we will be able to see the positive growth which we would like to return to the shareholders.

And now because I wanted to have question and answer time in a sufficient manner, so I would like to close my presentation. Thank you.

QUESTIONS AND ANSWERS

Unidentified Company Representative

(Interpreted) We have our Q&A session now. Your question is translated into Japanese through an interpreter, one by one. (Operator Instructions).

Hidemaru Yamaguchi - Citigroup - Analyst

(Interpreted) It’s Yamaguchi from Citigroup. I have some basic questions. Lunesta and Xopenex, those two are the major products of Sepracor. When do the patents for them expire?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) I am sure you know that we investigate that. But 2012 and 2014 — Lunesta 2014.

Hidemaru Yamaguchi - Citigroup - Analyst

(Interpreted) So for the few years, you can maintain the current performance. But after the patent expires, this Company’s profitability will be undermined. And that is counted in your decision of acquisition I suppose. And how do you make up for the loss when the patents expire? And Lurasidone needs to be selling very well in order to cover for that part of decrease. And Lurasidone’s estimated sales target is how much?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) I am sure you are very much interested in this but I cannot comment on that because we want to avoid misleading information. And the data we have now is all available to you and you can just estimate on your own.

As you mentioned marketed in US, Lunesta and Xopenex, the sales of two products are about 80%. But we have new products and Stedesa is going to grow big. So with their current products and products to be marketed it’s going to be good sales and then Lurasidone. So Lurasidone when it is selling at peak then the expiration of patents will be coinciding. So that could be —we think this is a smooth transition. And this is good for us and this is great for Sepracor also. This deal works very well and one of the reasons is that the timing match for us and for them. They have what we want and we have what they wanted. So that answers to your first question.

Hidemaru Yamaguchi - Citigroup - Analyst

(Interpreted) Okay. And Lunesta’s domestic sales and marketing right is Eisai right? But you are acquiring Sepracor and the global marketing right is going to be regained?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) No, not at all.

Hidemaru Yamaguchi - Citigroup - Analyst

(Interpreted) So Eisai maintains the marketing right?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Well, I haven’t read the agreement in detail too much. But there is this agreement and there are various options we can think. But we don’t think we have the marketing right in Japan.

Hidemaru Yamaguchi - Citigroup - Analyst

(Interpreted) Lastly, the finance, the amount is rather big. [CB] or just normal borrowing or are you going to have equity involved?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) As you said we have broad-based options available. So we will be very cautious. Bridge loan will last for some time. So we would be considering that in a cautious manner.

Hidemaru Yamaguchi - Citigroup - Analyst

(Interpreted) Thank you very much.

Unidentified Company Representative

(Interpreted) Any other questions?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Well, about the patent time of the Xopenex, it will be until March of 2013. I made a mistake, sorry.

Ryoichi Urushihara - Nomura Securities - Analyst

(Interpreted) Thank you. I am Urushihara from the Nomura Securities. Thank you very much for your presentation. There are some several questions that I would like to pose.

The first one is about the ones that have got the license in the —Nycomed. Is it going to be a change of control and is that going to be any relation with Nycomed?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Which ones are you talking about?

Ryoichi Urushihara - Nomura Securities - Analyst

(Interpreted) Omnaris and Alvesco.

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) No, there is going to be none.

Ryoichi Urushihara - Nomura Securities - Analyst

(Interpreted) So about the patent of the Lunesta you mentioned that it is up to 2014. Is it not up to 2012?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) The patent is until 2012. However we are planning to have extensions and Sepracor as well. We think that we will be able to cover until 2014.

Ryoichi Urushihara - Nomura Securities - Analyst

(Interpreted) Thank you. And next is about the Lurasidone. In the explanations in May you said that the FDA stance is that it is okay for you to file earlier because it is of a high, good safety profile. That position has not changed?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Yes, I think actually the safety profile was reconfirmed by the results of the PEARL 2.

Ryoichi Urushihara - Nomura Securities - Analyst

(Interpreted) The last question is about the research capability. Through the acquisition you said that you would like to create and develop your own compound. Could you please elaborate further?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

Y(Interpreted) es, the research that the Sepracor is doing, for example, the anti-depressant or the amino acids inhibitors are the compounds which are very unique and which have not been touched by us. So the basic research — well, it’s going to be R&D. However, the idea or innovativeness and the research idea by the persons, they are going to be very important.

So I think the Sepracor will be able to develop the compounds that are very unique. And I think that will complement our compound. So through the exchanges of the researchers I believe that we will be able to see the synergy effect bearing fruit.

Ryoichi Urushihara - Nomura Securities - Analyst

(Interpreted) So are you planning to also streamline the organization?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Well, at the present moment with regard to the organization, whether — what we should do with our research organization and their organization are not decided. What is clear is that the sales organization, as soon as possible, we would like to strengthen the marketing organization. So to that effect, we would like to consolidate our marketing team to that of Sepracor.

Ryoichi Urushihara - Nomura Securities - Analyst

(Interpreted) May I ask one other question, about the goodwill? What will be the total of the goodwill? Well, more specifically, in-process R&D, in rough figures, what will be the percentage or the level of goodwill in-process R&D?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Well, Nomura will answer.

Hiroshi Nomura - Dainippon Sumitomo Pharma Co. Ltd. - Executive Officer

(Interpreted) Well, of course, you know that the net assets and acquisition price differences will be calculated. But we don’t know about the in-process R&D level. And as for the accounting of the in-process R&D, well, of course, there is a one way to try to convert it at the time of the acquisition. And also that there is another way to actually put it into the asset. But we have to consult with the accountant. And we would like to decide how we are going to do that at the in-process R&D.

Ryoichi Urushihara - Nomura Securities - Analyst

(Interpreted) But is it okay to consider that in the interim report, so interim, settlement of the accounting we’ll be able to know?

Hiroshi Nomura - Dainippon Sumitomo Pharma Co. Ltd. - Executive Officer

(Interpreted) Well, maybe, I think so.

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Any other questions from the floor?

Mr. Sawada - JP Morgan Asset Management - Analyst

(Interpreted) From JP Morgan Asset Management, my name is [Sawada]. First, about Lunesta. There is patent litigation against Teva. Could you give us an update including the schedule? And what do you think of the risk to lose in this litigation? That’s my first question.

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) I hope you understand that we cannot answer to that question so discussion regarding that, no comment.

Mr. Sawada - JP Morgan Asset Management - Analyst

(Interpreted) My second question, the Xopenex patent expires in 2013, but in 2012, patent litigation settlement coming in that time. I understand one company has this agreement to start introducing generics by August 2012. I suppose you receive royalty, but from August 2012, there will be a generic in the market. That is my understanding. Is this correct?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Well, we can’t really answer to that question. There are various risks associated with patents and we all consider that, and we considered probability of those risks, and we come up with the final judgment decision about this acquisition. The points you mentioned are incorporated in our decision process.

Mr. Sawada - JP Morgan Asset Management - Analyst

(Interpreted) This is mentioned in 10-K. So it’s just a fact-finding question. You mentioned 2013, so I want to clarify the fact. And I wanted you to explain that clearly.

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) So there is one company, a generic company is going to be around in the market by August 2012.

Mr. Sawada - JP Morgan Asset Management - Analyst

(Interpreted) I think this was released already, you had this compound in Phase II, I think it was 289, this compound. You did not have a significant difference. I think that was mentioned in the release. Regarding that, things are going to be rather difficult going ahead. That is also included in your outlook?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Yes, we have the outcome that you mentioned, and we are analyzing the data. And including that, regarding this deal, the discussion is going on, and we had that kind of result. And we have considered that.

And regarding this compound 289, this is from [TRI] group. And there is a back-up compound from the similar group. So the back-up compounds can catch up, we hope.

Mr. Sawada - JP Morgan Asset Management - Analyst

(Interpreted) Thank you very much.

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Then another question in front.

Fumiyoshi Sakai - Credit Suisse - Analyst

(Interpreted) Sakai from Credit Suisse. I would like to ask two questions. One is the kind of confirmation of what you said about the VOD, the VOD categorically agreed that — upon, and approved the acquisition. And then, about the soaring of the share price yesterday, you mentioned that the VOD has already taken into consideration the likely growth of the share price.

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Yes. That is why I mentioned about Nikkei’s article because we were very much concerned. However, they had decided assuming that the share price is likely to go up. And then, however, I think that there are other IRs so that the share price is nearing to the TOB price. Then I think it might be a possibility to increase the level of the bidding.

Fumiyoshi Sakai - Credit Suisse - Analyst

(Interpreted) Are you concerned about that?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Well, I don’t think I will be able to answer to that question. But I think it’s kind of planned in the share price, concerning or knowing beforehand that there might be some possibility that it’s going to — the bidding is going to go up. However, I think it will be normalized as everything settles.

Fumiyoshi Sakai - Credit Suisse - Analyst

(Interpreted) So we take this acquisition, Sumitomo (inaudible) Chemistry, but the parent company, what kind of role did they play? They didn’t — they weren’t involved at all?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Yes, basically they weren’t involved. If you suspect that Sumitomo Chemical was involved, then I am sorry about to hear that. But, well, I think to have the autonomy, I think DSP will be able to decide on its own hand. And as for the financials, so yes.

Fumiyoshi Sakai - Credit Suisse - Analyst

(Interpreted). And then I’d like to ask about the pipeline. You said that Stedesa that is for the epilepsy, you said that it is possible to expand. However, unless you get the monotherapy, I don’t think that you will be able to expand in the market. And then also that I think the — in 2010 January will come. Is that the right understanding?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Yes. As for Stedesa for epilepsy, the treatment for the epilepsy, and, well, I think therefore its nature it cannot grow as much as the schizophrenic agent. And then also Lunesta or Xopenex, and also they will have the patent expiration. So we think that we will be able to cover everything. However, we consider that however we will be able to cover the market risk with Stedesa.

Well, when I said the large scale, I think you have jumped on my expression. But the feeling is that it’s not as big as Lunesta. Stedesa is likely to grow. So please don’t misunderstand that Stedesa is going to grow as Lunesta. So next year, January, for Stedesa, yes.

Fumiyoshi Sakai - Credit Suisse - Analyst

(Interpreted) And then as for the results of the PEARL 2, I think I’d like to ask Mr. Takeuchi because 240 milligrams and 120 milligrams that the reverse efficacy was shown. I don’t know whether 80 milligrams will be most effective dose. But how are you going to treat or handle the 120 milligram dose? How shall we interpret the results of the PEARL 2? Could you please say that?

Yutaka Takeuchi - Dainippon Sumitomo Pharma Co. Ltd. - Executive Officer, Chief Director of Business Strategy

(Interpreted) Well, I might have a long answer, but basically speaking, well, this schizophrenia or this class of agent, have to do the clinical study with a very wide, different patient background. So it was very difficult to have those dependent results. Rather the PEARL 1 and PEARL 2, based on the results, the 40 milligrams to 120 milligrams with a therapeutic dose. And I think in a certain level, I think the more — the certain dose level was most effective to the schizophrenic patient.

So, based on that, I think you can imagine that each and every patient has a different symptom. So for each physician or investigator is actually deciding what dose will be the best fit for the patient and then they are going to either up-titrate or down-titrate. That is how it is handled. So from 40 milligrams to 120 milligrams, they will rate it on how it’s able to be utilized in a very safe manner. And so I think that will be very good advantage in the sales of Lurasidone.

Then for the hypertensive, I think it is possible to monitor the blood pressure, so it is possible to narrow down the patient’s background. However, that is not the case in the schizophrenia area.

In case of the hypertensive, I think that it is possible to have a very good, clean cut dose-dependent result, however, not with this class of compound. And I don’t know whether it is going to be giving you some reference, but in PEARL 3 the 80 milligrams and 160 milligrams will be the dose. So I think that results — based on the results of the 80 milligrams and 160 milligrams which will be available next year, then I think we will have a better understanding of what will be the best optimum dose.

Fumiyoshi Sakai - Credit Suisse - Analyst

(Interpreted) Thank you.

Hiroshi Tanaka - Mizuho Securities - Analyst

(Interpreted) My name is Tanaka from Mizuho Securities. I have two questions. Lunesta, when it was launched, it grew very well. And then the patent would expire. And when you look at the number of prescriptions, it’s coming down. But on accounting it’s not coming down. I wonder why. So Lunesta’s new formulation was mentioned. What is that?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) I think there was some statement about the new formulation. Maybe it’s not mentioned in the slides that we distribute today. But Lunesta, well, we do not have too much detailed information about sales. But of course potential formulation agent has much impact on sales, and how to market is also another factor for the sales.

For Lunesta, for the past years, advertisement and promotion, much money has been spent for promotion. Money and people are spent to increase sales, as I understand it. But in the beginning of this year, as you know, their sales approach was changed. And for the time being we think, and also Sepracor’s management thinks that they can maintain the sales. And also for the formulation, rather than additional indications, we, as I understand, they are thinking of new formulations.

Hiroshi Tanaka - Mizuho Securities - Analyst

(Interpreted) And about development of Lurasidone, you have MRs over 750 people. And those people will be used for promotion of Lurasidone. But for Lurasidone, you have about 300 to 350 people per specialist as the number of MRs, and you have about 750 MRs that includes dealing with specialist, and also you have bipolar and I wonder if the sales force is enough to cover all that.

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Of course, we need to talk with Adrian and other people, the Vice President of the Sales, we need to talk. But we are thinking of making a separate group for Lurasidone, then 750 people are in Lunesta and some will go to Lurasidone and some will be newly hired. So that’s going to be the sales team for Lurasidone. But the number, when we do on our own, then 300 to 300 people, MRs, to be supporting, but we would have more bigger numbers for the Lurasidone team. We don’t know exactly how many MRs are going to be in the sales team.

At the beginning we, of course, want to have a head start for Lurasidone. So for that, we would like to have more number of MRs. And that includes bipolar. Now, in the beginning, it would be just schizophrenia. And after that, with bipolar, primary care aspect will be included. Therefore we would need to review our sales force. Maybe additional people is an option. So we do have flexibility because we have more, stronger sales people.

Hiroshi Tanaka - Mizuho Securities - Analyst

(Interpreted) And you want to retain your profit so you are not going to team up with others?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Well, that is what we are thinking. But there are various players approaching to us, even after the announcement of this alliance. And, as I said before, our new team for the commercial and marketing aspect is going to be an integrated team. And with this new team, how to promote Lurasidone is not really well discussed in detail, so this is limited what I can say at present.

Hiroshi Tanaka - Mizuho Securities - Analyst

(Interpreted) Thank you very much.

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Thank you.

Shinichiro Muraoka - Morgan Stanley - Analyst

(Interpreted) Muraoka from Morgan Stanley. Well, about this sale. Whether there was a market for bidder or what is the background situation if you can give us that information?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Well, actually, I will not be able to give the detail. But we are going to give some information to the SEC. And there might be some information coming out from Sepracor. But I am not in a position to talk about that.

Shinichiro Muraoka - Morgan Stanley - Analyst

(Interpreted) This $2.6b is the acquisition price. That is the valuation of the sales and marketing force and then the new compounds. But how are you prioritized and how shall I interpret the valuation of $2.6b?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Well, from the necessity point of view, well that is sales forces or the sale platform. The Lurasidone sales was the most important, whether we are going do it on our own or whether we are going to team up or acquire other company. That was the cycle of our thinking. And then we looked for the potential possible company. And then we found a very unique research company. And also the Sepracor, as I mentioned earlier, it has a very good management. And this business development is the phrase that it utilized. And it seems that they are doing very well in business development. And I think this is a capability that is not held by our Company. And this other — the two major ones are patent and life cycle management.

Well, I think we will not be able to have a long-term valuation, but in five or in 10 years’ time, we can see we are going to face a very similar situation, but we think that because of the high revenue, I believe that they are going to make a big contribution. And that is how we evaluate.

Shinichiro Muraoka - Morgan Stanley - Analyst

(Interpreted) And so the intangible asset is not so big. And goodwill is the biggest. And the [R&D] is also so. That is how I interpreted your response. Am I right?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Well, I’m not talking of a strict definition. Well, in acquiring Sepracor, what is the most important thing or what has the most biggest worth was considered, not from the accounting returns, but we considered from our thinking. So we cannot prioritize that from the accounting context.

Shinichiro Muraoka - Morgan Stanley - Analyst

(Interpreted) Now, the equity financing, it includes the CB or only the debenture?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Well, I think there are various ways. But I think there’s various options and how we are going to do and how we are going to do in what way is what we are going to consider from now on.

Shinichiro Muraoka - Morgan Stanley - Analyst

(Interpreted) Now the last question from myself is that the MR, you have 1,200. So when launching the Lurasidone you are going to add some MRs, I believe. So — but then the two other compounds are going to expire — reach the expirations of the patents. So maybe you might want to reduce the MRs or not?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted). No, I don’t think so. As Takeuchi mentioned, this year, in January, that we have a kind of streamlined — well, and they have streamlined. However, they were able to do it very efficiently and then they were able to increase their revenue. So they had a very high quality type of business.

Shinichiro Muraoka - Morgan Stanley - Analyst

(Interpreted) So I think you think that you are going to maintain this size?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Yes. I think so.

Shinichiro Muraoka - Morgan Stanley - Analyst

(Interpreted). Thank you very much for the explanation.

Yasuhiro Nakazawa - Mitsubishi UFJ - Analyst

(Interpreted) Nakazawa from Mitsubishi UFJ. About Lunesta’s patent 2014 expiration, in what month does it expire?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) February 2014. Xopenex, 2013 in March.

Yasuhiro Nakazawa - Mitsubishi UFJ - Analyst

(Interpreted) You’re not including pediatrics, but the pure patent expiration itself, is that what you’re talking about?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) I don’t know whether this includes extension by pediatric. I don’t know that.

Yasuhiro Nakazawa - Mitsubishi UFJ - Analyst

(Interpreted) Okay. And this is related to a previous question. What is the outlook when you have the bipolar indication, then in addition to your own MR, maybe you think of co-promotion. That is an option that you can have. Is this correct?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted). Well, options are options. So it may be there is a possibility. But as of now, as I have repeated, the sales force and the sales structure of Lurasidone, we are going to have one central team. And that is decided — and we have decided Lurasidone team is going to be established. But what kind of structure and what kind of timing, what kind of increase or decrease, none of them are decided yet.

And if the other companies say we are going to join with you and we can still maintain good profit, then we may do that, but things are not that easy. In the past few months, of course, we considered various options, three options that I mentioned. But things are not that easy.

Yasuhiro Nakazawa - Mitsubishi UFJ - Analyst

(Interpreted). And my last question, Lurasidone patent is until July 2018. Is that right?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted). Maybe that’s going to be extended. Well, we don’t have a high expectation. Of course, if there is a possibility, they would like to extend that. Depending on formulation, maybe there can be some kind of extension, but we should depend on that too much as we think of business strategy.

Yasuhiro Nakazawa - Mitsubishi UFJ - Analyst

(Interpreted) Thank you.

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Please? And then afterwards we would like to entertain some questions from the web.

Mr. Kaneko - - Analyst

(Interpreted) My name is [Kaneko] and I am the — for the Sumitomo Company shares. Sepracor as far as I look, I think that the goodwill is going to be very large. So what about the potential of the asset? Well, I don’t know how to interpret. And then listening to the presentation and the discussion so far, I think that goodwill will have a very large impact on the equity base. Is it okay to consider such way, or rather in the book base?

Well, I haven’t felt that the goodwill is going to have a very large impact. What you’re saying is that hard to evaluate the tangible assets, because of the market price it is going to increase. And then I saw that under the accounting report, there’s not going to be a very large intangible asset. But you think that there’s going to be — the level is going to be increased because of the large goodwill? Well, it seemed that when you were converting it into the market price, so when the acquisition price minus the net asset, plus the goodwill, will be the intangible asset.

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Well, we have carried out a due diligence. However, when it comes to the evaluation of the assets, after the acquisition is concluded, we’re going to have appraiser to do the evaluation. So we don’t know for sure. However, when it comes to the balance that is between the net assets and also the acquisition price, then in terms of the goodwill or the other intangibles that come out in the accounting report will have a certain level. That is the feeling that I have.

Mr. Kaneko - - Analyst

(Interpreted) Okay. I understand. And then the second point, that is about the bridge loan. Have you announced and publicized the due date of the bridge loan?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Well, we haven’t announced it. However, in a common sense, it is short term because it is a bridge, so it’s kind of a bridging loan to the next step, so short term.

Mr. Kaneko - - Analyst

(Interpreted) And the last question, well, the permanent finance, when you decide upon the permanent finance, well, in terms of the financing, you mentioned that you haven’t taken into the thinking of the Sumitomo Chemical itself. But, well, at the present moment you’re not considering to have the [CMS] together with the parent company? It’s only one option.

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Well, about the financing, as I mentioned earlier, well, we have the autonomy. Of course, we are the consolidated subsidiary. So I think that that happens. However, when it comes to the way to fund or financing, we have a free hand. That is what I’d like to answer to you.

Mr. Kaneko - - Analyst

(Interpreted) Thank you.

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) So next a question from the telephone connection. A question from English-speaking analyst, please?

Operator

The next question is from Mr. [Samuel Law] from Deutsche Asset Management.

Samuel Law - Deutsche Asset Management - Analyst

Good evening. It’s actually Samuel Law from Deutsche Asset Management. I’ve got a couple of questions. First of all, well, we know that you said you don’t know how much it was going to be. But I just wonder how you’re going to treat the goodwill in your depreciation schedule.

And also, looking at Sepracor, in terms of looking at their P&L, well, at the moment, they are paying a very small amount of tax. How long will that situation continue and when will they start paying tax?

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Okay. About the first question of goodwill and amortization schedule, in US GAAP, amortization, it is going to be on the impairment charges. And when they are included on our consolidation, then goodwill be amortized according to GAAP accounting regulation.

As for the duration and schedule, we need to talk with accountants. But based on the general practice of Japanese companies, about 20 years amortization period seems like the standard. Of course, we have not finalized and of course we need to talk with the accountants.

And the second question, about tax, NOL, a large amount of NOL is posted on accounting, therefore very small tax cash out. If this deal is going to be closed, then change of control, and based on US tax law, there will be a limit to NOL application. But regarding that, we will — maybe past NOL, we are not thinking that the past NOL will be invalid. So that means that NOL that they had can be consumed. That is our assumption. Thank you.

Samuel Law - Deutsche Asset Management - Analyst

Thank you very much.

Masayo Tada - Dainippon Sumitomo Pharma Co. Ltd. - President & CEO

(Interpreted) Then we would like to return the microphone to the [stage]. If you have any questions, please raise your hand. No questions?

Then thank you very much for attending this site. It’s late in the evening. We would like to end the meeting. Thank you.

Operator

Thank you for taking time. And that concludes today’s conference call. You may now disconnect your lines.

Editor

Portions of this transcript that are noted “interpreted” were interpreted on the conference call by an Interpreter present on the live call. The Interpreter was provided by the Company sponsoring this Event.

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Forward-Looking Statements

This material contains forward-looking statements that involve significant risks and uncertainties. All statements that are not historical facts are forward-looking statements, including: statements that are preceded by, followed by, or that include the words “believes,” “anticipates,” “plans,” “expects”, “could,” “should” or similar expressions; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; and any statements of assumptions underlying any of the foregoing. All estimated or anticipated future results, product performance or other non-historical facts are forward-looking and reflect Sepracor’s or DSP’s (as applicable) current perspective on existing trends and information. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties that are subject to change based on factors that are, in many instances, beyond Sepracor’s and DSP’s control. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Sepracor stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Sepracor’s or DSP’s control; transaction costs; actual or contingent liabilities; or other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Sepracor, as well as the tender offer documents to be filed by Aptiom, Inc. (“Aptiom”; a wholly owned indirect subsidiary of DSP) and the Solicitation/Recommendation Statement to be filed by Sepracor. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on either Sepracor’s or DSP’s results of operations or financial condition. Neither Sepracor nor DSP undertakes any obligation to update or revise any forward-looking statements as a result of new information, future developments or otherwise.

Additional Information

The tender offer for the outstanding common stock of Sepracor referred to in this material has not yet commenced. This material is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Sepracor common stock will be made pursuant to an offer to purchase and related materials that Aptiom, a wholly owned indirect subsidiary of DSP, intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Aptiom is required to file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Sepracor is required to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be sent free of charge to all stockholders of Sepracor. In addition, all of these materials (and other materials filed by Sepracor with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its web site at http://www.sec.gov. Investors and security holders may also obtain free copies of these documents that are filed with the U.S. Securities and Exchange Commission from Sepracor at http://www.sepracor.com.